Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 608-2115
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 21, 2020

Fresenius Medical Care published form 20-F for the fiscal year 2019

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has filed the annual report 2019 on form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is available at the company’s website (freseniusmedicalcare.com) in the “Investors” section as well as at the SEC’s website (www.sec.gov).

A hard copy of Fresenius Medical Care’s annual report on form 20-F including the complete audited financial statements may be obtained from the company free of charge upon request to the company’s Investor Relations department by email at ir@fmc-ag.com.

The company also published a Facts & Figures 2019 website at factsandfigures.fmc-ag.com to provide an overview of the key financial figures for the fiscal year 2019. In addition, the new Corporate Magazine, Company Profile as well as a Five-Year-Summary are available for download.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,994 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 345,096 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com and factsandfigures.fmc-ag.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.